SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),(c)
                                  and (d) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                                (Amendment No. 2)

                                 ZIX CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    98974P100
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [   ]    Rule 13d-1(b)

         [ X ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)

              * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 98974P100            13G                            PAGE 2 OF 6 PAGES
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1. Names of Reporting Persons.
         I.R.S. Identification No. Of Above Persons (entities only)

              George W. Haywood
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2.            Check the Appropriate Box if a Member of a Group*
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------

3.       SEC Use Only

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4.       Citizenship or Place of Organization

         U.S.A.
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Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
         5.   Sole Voting Power               4,949,203 (1)
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         6.   Shared Voting Power               145,000 (2)
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         7.   Sole Dispositive Power          4,949,203 (1)
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         8.   Shared Dispositive Power          145,000 (2)
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9.       Aggregate Amount Beneficially  Owned by Each Reporting Person

                                    5,094,203
--------------------------------------------------------------------------------
10.      Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
         [  ]
--------------------------------------------------------------------------------
11. Percent of Class Represented By Amount in Row (9)
                                    17.5 (3)
--------------------------------------------------------------------------------
12.      Type of Reporting Person*

                                            IN
------------------
         (1) Includes 11,500 shares owned by children.
         (2) Includes 30,000 shares owned by spouse and 115,000 shares owned jointly with mother.
         (3) 13.3% on a fully diluted basis.

*        SEE INSTRUCTIONS BEFORE FILLING OUT.


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         Pursuant to Rule 13d-1(h) promulgated under the Securities Exchange Act of 1934, as amended, Mr. Haywood has reverted to filing on Schedule 13G. Originally, Mr. Haywood filed on Schedule 13G. He then converted to use of
Schedule 13D when his beneficial ownership surpassed 20% of the outstanding shares of the Issuer. In view of an increase in the outstanding shares of the Issuer and a decrease in Mr. Haywood's shares, Mr. Haywood's beneficial ownership is now below 20%.


Item 1(a)   Name of Issuer:

              Zix Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

          2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960

Item 2(a)   Name of Person Filing:

              George W. Haywood

Item 2(b)   Address of Principal Business Office or, if none, Residence:

              c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017


Item 2(c)   Citizenship:

              U.S.A.

Item 2(d)   Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number

              98974P100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

              (a) [ ]  Broker  or  dealer  registered  under  Section  15 of the
                  Exchange Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ]  Insurance  company as defined in Section  3(a)(19) of the
                  Exchange Act.

              (d) [ ]  Investment  company  registered  under  Section  8 of the
                  Investment Company Act.

              (e) [ ]  An   investment   adviser  in   accordance   with  Rule
                   13d-1(b)(1)(ii)(E).


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              (f) [ ] An employee  benefit plan or endowment  fund in accordance with Rule 13d- 1(b)(1)(ii)(F).

              (g) [ ] A parent  holding  company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G).

              (h) [ ] A savings  association  as defined in Section  3(b) of the
                  Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.

        [X]

Item 4.  Ownership.

              (a) Amount Beneficially Owned:                           5,094,203

              (b)  Percent of Class:                                    17.5 (1)

              (c) Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:   4,949,203 (2)

                  (ii)  shared power to vote or to direct vote:      145,000 (3)

                  (iii)  sole power to dispose or to direct the disposition of:
                                                                   4,949,203 (2)

                  (iv)  shared  power to dispose  or to direct  the  disposition
                        of:                                          145,000 (3)
------------------
         (1)  13.3% on a fully diluted basis.
         (2) Represents (A) 4,643,217 shares of Common Stock (of which 11,500 are owned by Mr. Haywood's children) and (B) 305,986 shares of Common Stock underlying Warrants.
         (3) Includes 30,000 shares owned by spouse and 115,000 shares owned jointly with mother.

Item 5.  Ownership of Five Percent or Less of a Class.

              Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Included as shares for which there exist sole voting and dispositive power are 11,500 shares owned by Mr. Haywood's minor children, which children have the right to receipt of dividends from, and proceeds from the sale of, such shares.

              Included as shares for which there exist shared voting and dispositive power are 30,000 shares owned by Mr. Haywood's spouse and 115,000 shares owned jointly by Mr.


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              Haywood and his mother;  accordingly  Mr.  Haywood's  spouse would have the sole right, and Mr. Haywood's mother would have the joint right, to the receipt of dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

              Not applicable.

Item 8.  Identification and Classification of Members of the Group.

              Not applicable.

Item 9.  Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          JANUARY 26, 2004
                                          ----------------
                                               (Date)


                                          /S/ GEORGE W. HAYWOOD
                                          ---------------------
                                                (Signature)


                                          GEORGE W. HAYWOOD
                                          -----------------
                                             (Name/Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).


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